PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America"

17,843,574 shares issued and outstanding

GLOBEX

Ref.: File no. 82-4025

June 16, 2008

GLOBEX'S NORDEAU PROPERTY – DRILLING BY PLATO

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. ***(GMX –Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – International Premier OTCQX)*** is pleased to advise shareholders that Plato Gold Corp. (PGC.V) has announced that starting June 25, 2008, they will begin a 5,000 meter drill program on Globex's Nordeau gold property.

Plato stated in a press release dated June 12, 2008 that they: "...recently completed a Gemcom 3D model of Plato's drill results on the Nordeau Project and based on the promising results has designed the upcoming drill program with the goal to further define the tonnage and grade of the project when drilling is completed in mid-August.

The goal is to bring the Nordeau Project from a historic resource to a 43-101 compliant resource and to further upgrade the tonnage and grade of the project in order to move it forward to being a commercially viable gold deposit."

Globex is pleased that Plato is starting another significant drill program on the Nordeau gold zones.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

Jack Stoch, P.Geo., Acc.Dir.
President & CEO
GLOBEX MINING ENTERPRISES INC.
86, 14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J1

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web site: www.globexmining.com

7/15

Forward Looking Statements: *Except for historical information this News Release may contain certain "forward looking statements". These statements may involve a number of known and unknown risks and uncertainties and other factors that may cause the actual results, level of activity and performance to be materially different from the Company's expectations and projections.*

GLOBEX
Globex Mining Enterprises Inc.
"At Home in North America"
17,843,574 shares issued and outstanding
Ref.: File no. 82-4025
RECEIVED
2008 JUL 14 P 1:36
OFFICE OF INTERNATIONAL CORPORATE FINANCE
June 19, 2008

URANIUM, GOLD AND RARE EARTHS DISCOVERED ON GLOBEX'S HUNTERS POINT PROPERTY AND NEARBY CLAIMS

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. ***(GMX –Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – International Premier OTCQX)*** is pleased to update shareholders, as regards work from the 2007 Summer season on Globex's 100% owned Hunters Point property.

Work undertaken by Noront Resources Ltd. on Globex's Hunters Point Property in 2007, while the property was under option to them, included ground geophysics (scintillometer and Beep Mat surveys) and geological follow-up. While many first priority targets were not tested as they were not accessible by all terrain vehicle or boat, a number of target areas were sampled.

Please refer to the legend at the end of this press release for term definitions.

A new showing area termed the Coconut Club was discovered which returned significant values for uranium, gold, silver, lanthanum, cerium and yttrium. **Surface samples assayed up to 864 ppm U, 7.94 g/t Au, 33.1 g/t Ag, greater than 10,000 ppm REE (La + Ce), the upper limit of the assay method, and greater than 500 ppm Y. This showing is part of a long radiometric anomaly which extends over a length of at least 2.5 km** both north and south of the showing and connects to the south with Aurizon Mines Snake North showing (see Aurizon's press release date November 8, 2007) which assayed up to 0.20% U_3O_8, 0.09% LREE, 0.30% HREE and 0.67% Yttrium. Much of the radiometric anomaly on Globex's property is overburden covered and requires additional detailed follow-up.

Close by but also to the South of Globex's Coconut showing, Aurizon recently announced the discovery of the Snake South showing with up to 7.89% LREE (light rare earth elements), 0.40% HREE (heavy rare earth elements) and 0.35% yttrium and the Snake Center showing with values of up to 0.32% U_3O_8, 0.16% LREE, 0.73% HREE and 1.98% Y.

The discovery of these showings, over a strike length of some 2 kilometers in the same geological package as the Coconut Club showing and Globex's largely untested 2.5 km long radiometric anomaly, bodes well of the potential of the area for uranium, rare earths and precious metals.

At the original Hunters Point showing on the opposite side of a large regional fold or basinal structure, rock samples collected by Noront assayed up to 1.96 g/t Au and 5.22 g/t Au while uranium assays on individual samples ran 0.11% U, 0.12% U, 0.12% U, 0.16% U, 0.20% U, 0.23% U, 0.46% U and 0.70% U in a rock package believed to be the same as that enclosing the Coconut Club and other newly discovered showings.

Much of the work on Globex's property was performed by the consulting firm InnovExplo under Mr. B. Allou, Ph.D., P. Geo. and Mr. Donald Trudel, B.Sc., P.Geo. and with the input of Mr. A. Carrier, M.Sc., P. Geo. In their report dated January 18, 2008, Allou and Carrier state "Two types of uranium deposits are recognized on the property: the syngenetic type (in highly metamorphosed

sedimentary rocks) and the epigenetic (?) type (pegmatite related). In both cases, high grade values are reported with a generally good association of uranium with many other ore elements (Au, Ag, REE Th, Y, Nb, etc.) justifying a good economic potential of the property".

The Globex property has been increased in size such that it now covers an area of over 26,000 hectares much of which remains unexplored. Historically, uranium surface samples assaying up to 7% U_3O_8 and over 1 oz/t Au have been received from select surface samples with the highest assays being obtained at the Hunters Point showing on the west side of the large regional fold (or basinal structure), while the Coconut showing and Aurizon's Snake showings are on the east side of the fold structure. Clearly more exploration is required both for uranium and gold as well as for the various rare earth elements.

The work by Noront, our previous option partner and Aurizon on adjoining claims, has advanced the understanding and potential of the area in particular the over 26,000 hectares of mineral claims owned outright by Globex.

LEGEND

Ag:	Silver
Au:	Gold
REE:	Rare Earth Elements (17 elements of the periodic table including scandium (Sc) and yttrium (Y)).
LREE:	Light rare earth elements include lanthanum (La), cerium (Ce), praseodymium (Pr) and neodymium (Nd).
HREE:	Heavy rare earth elements include promethium (Pm), samarium (Sm), europium (Eu), gadolinium (Gd), terbium (Tb), dysprosium (Dy), holmium (Ho), erbium (Er), thulium (Tm), ytterbium (Yb) and lutetium (Lu).
U:	Elemental Uranium
U_3O_8:	Uranium Oxide
Y:	Yttrium
Radiometrics:	A measure of the natural radiation in the earth's surface. Measures the spatial distribution of 3 radioactive elements; potassium (K), thorium (Th) and uranium (U).

This press release was written by Jack Stoch in his capacity as a Qualified Person (Q.P.).

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

Jack Stoch, P.Geo., Acc.Dir.
President & CEO
GLOBEX MINING ENTERPRISES INC.
86, 14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J1

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web site: www.globexmining.com

END